Exhibit 99.1

Press Release

For immediate release

Banle Group to report 2023 financial results and host Investor Webinar

Hong Kong April 9, 2024 (GLOBE NEWSWIRE) – Banle Group (Nasdaq: BANL), a reputable marine fuel logistic company in the Asia Pacific, announced today it will file its annual report on Form 20-F for the year ended December 31, 2023 on Thursday, April 18, 2024.

Banle Group will host an Investor Webinar on Tuesday, April 23, 2024, at 9:00 am EST. During the webinar, Mr. Teck Lim Chia, Banle Chairman & Chief Executive Officer and Mr. Raymond Chiu, Banle Chief Financial Officer will discuss the Group’s business strategies and recent developments.

Registration for the webinar is now open. Analysts and investors who wish to join the webinar are invited to register via the following link: https://edge.media-server.com/mmc/p/uy27zdjf.

- End -

About CBL International Limited

Established in 2015, CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistic company in the Asia Pacific region. We are committed to providing customers with one stop solution for vessel refuelling. Banle Group’s business activities are primarily focused in over 55 major ports covering Japan, Korea, China, Hong Kong, Taiwan, Vietnam, Malaysia, Singapore, Thailand, Turkey and Belgium. The Group actively promotes the use of alternative fuels and is awarded with the ISCC EU and ISCC Plus certifications.

CBL INTERNATIONAL LIMITED

(Incorporated in Cayman Islands with limited liabilities)

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com